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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE TO/A
                                (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 5)

                           HOWMET INTERNATIONAL INC.
                      (Name of Subject Company (Issuer))

                             HMI ACQUISITION CORP.
                         a wholly owned subsidiary of
                                  ALCOA INC.
                     (Names of Filing Persons (Offerors))

                           ------------------------

                   COMMON STOCK, PAR VALUE $0.01  PER SHARE
                        (Title of Class of Securities)

                            ------------------------
                                   443208103
                     (CUSIP Number of Class of Securities)
                           Lawrence R. Purtell, Esq.
                                  Alcoa Inc.
                              201 Isabella Street
                             Pittsburgh, PA  15212
                           Telephone: (412) 553-4545
                    (Name, address and telephone number of
                     person authorized to receive notices
                and communications on behalf of filing persons)
                                   Copy to:
                            J. Michael Schell, Esq.
                            Margaret L. Wolff, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY  10036
                            Telephone: 212-735-3000
                           CALCULATION OF FILING FEE

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 Transaction Valuation*                                 Amount of Filing Fee
     $367,464,447                                          $ 73,492.89**
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*   For purposes of calculating amount of filing fee only. This amount assumes
    (i) the purchase of all of the 15,383,307 outstanding publicly held shares of common stock of Howmet International Inc. and (ii) 2,115,000 shares of common stock of Howmet International Inc. subject to options that will be vested and exercisable as of the closing of this offer. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**  This amount has previously been paid.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A             Form or Registration No.: N/A
    Filing party: N/A                           Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1.
    [_] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.
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    Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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      This Amendment No. 5 to the Tender Offer Statement on Schedule TO (the
"Schedule TO"), filed initially with the Securities and Exchange Commission on April 18, 2000, relates to the offer to purchase by HMI Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), the shares of common stock, par value $0.01 per share (the "Shares"), of Howmet International Inc., a Delaware corporation (the "Company"), at a price of $21.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended and supplemented, the "Offer to Purchase"), dated April 18, 2000, as amended and supplemented by Supplement No. 1, dated June 5, 2000 ("Supplement No. 1"), and in the revised Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Offer to Purchase.

Item 2.  Subject Company Information.

      Item 2 is hereby amended and supplemented by adding the following:

      (b) The information set forth under "Introduction" in Supplement No. 1 is incorporated herein by reference.

      (c) The information set forth under "Price Range of Shares" in Supplement No. 1 is incorporated herein by reference.

Item 4.  Terms of the Transaction.

      Item 4 is hereby amended and supplemented by adding the following:

      (a)(1)(i)-(viii) The information set forth under " Introduction," "Amended Terms of the Offer; Expiration Date" and "Procedures for Tendering Shares" in Supplement No. 1 is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

      Item 5 is hereby amended and supplemented by adding the following:

      (b) The information set forth under "Introduction," "Amended Terms of the Offer; Expiration Date" and "The Merger Agreement" in Supplement No. 1 is incorporated herein by reference.

Item 6.  Purpose of the Tender Offer and Plans or Proposals.

      Item 6 is hereby amended and supplemented by adding the following:

      (a), (c)(1), (4-7) The information set forth under "Introduction," "Amended Terms of the Offer; Expiration Date" and "The Merger Agreement" in Supplement No. 1 is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

      Item 7 is hereby amended and supplemented by adding the following:

      (a) The information set forth under "Source and Amount of Funds" in Supplement No. 1 is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

      Item 8 is hereby amended and supplemented by adding the following:

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      (a) The information set forth under "Introduction" in Supplement No. 1 is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

      (a) The information set forth under "Introduction" in Supplement No. 1 is incorporated herein by reference.

Item 11.  Additional Information.

      The information in Supplement No. 1 is incorporated herein by reference.

Item 12.  Exhibits.

      Item 12 is hereby amended and supplemented to add the following exhibits:

      (a)(13)  Supplement No. 1 dated June 5, 2000.

      (a)(14)  Revised Letter of Transmittal.

      (a)(15)  Revised Notice of Guaranteed Delivery.

      (a)(16) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(17) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(18) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (d)(5) Agreement and Plan of Merger, dated as of June 2, 2000, among Howmet International Inc., Alcoa Inc., and HMI Acquisition Corp.

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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HMI ACQUISITION CORP.


                                    By:   /s/  Barbara S. Jeremiah
                                         ------------------------------------
                                    Name:     Barbara S. Jeremiah
                                    Title:    Vice President


                                    ALCOA INC.


                                    By:   /s/  Richard B. Kelson
                                        --------------------------------------
                                    Name:    Richard. B. Kelson
                                    Title:   Executive Vice President and
                                                 Chief Financial Officer


Dated: June 5, 2000

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                                 EXHIBIT INDEX


      (a)(13)  Supplement No. 1 dated June 5, 2000.

      (a)(14)  Revised Letter of Transmittal.

      (a)(15)  Revised Notice of Guaranteed Delivery.

      (a)(16) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(17) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(18) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (d)(5) Agreement and Plan of Merger, dated as of June 2, 2000, among Howmet International Inc., Alcoa Inc., and HMI Acquisition Corp.

                                       5